FORM 17A

Notice of Normal Course Issuer Bid ("NCIB")

Type of Notice: ☒ Draft ☐ Revised ☐ Final

Name of Listed Issuer: C21 Investments Inc.                                                                              (the "Listed Issuer").

Trading Symbol: CXXI

Date: November 18, 2024

If this is an update to a prior notice, provide date(s) of prior notice(s): N/A

Date of news release(s) disclosing the NCIB: News release anticipated to be issued on November 27, 2024

Number of outstanding listed securities as of date of this notice: 120,047,814

Maximum number of securities subject to the NCIB: Up to 5% of the issued and outstanding common shares of the Listed Issuer ("Common Shares") (being 6,002,390 Common Shares as of the date of this Notice)

Percentage of the public float to be acquired under the bid: Up to 5.69%

Average Daily Trading Volume (as defined in CSE Policy):109,681

Purchasing CSE Dealer and trader ID:Haywood Securities Inc. (Dealer #62); Trader ID:62

Will securities be cancelled after purchase:  ☒ Yes ☐ No

If "No", provide details: ____________________________________________

1. If this is a revised notice, state the reason for revisions.

 N/A

2. Number of securities that may be acquired under the bid: If the Listed Issuer has determined a specific number of shares, provide that number rather than the simply stating the maximum. If not, state the amount as a percentage of the outstanding or of the public float.

Up to 5% of the issued and outstanding Common Shares

CSE FORM 17A - Notice of Normal Course Issuer Bid April 2023 Page 1

3. Provide the date of expiry, which will be not more than 1 year from the date on which purchases are first permitted.

 November 28, 2025

4. State on which exchange(s) purchases will be made, and whether purchases will be made by any means other than open market transactions.

 Any purchases of Common Shares made under the NCIB will be effected through the facilities of the CSE.

5. Describe any restrictions on the price the Listed issuer will pay for securities, other than those in the Exchange Requirements.

 No restrictions other than those set forth in the Exchange Requirements.

6. State the reason or business purpose for the bid.

 The Listed Issuer believes that the market price of the Common Shares may not fully reflect the value of its business and prospects, and as such it believes that purchasing its own Common Shares for cancellation is an appropriate strategy for increasing long-term shareholder value and represents an appropriate use of the Listed Issuer's financial resources.

7. Include a summary of any appraisal or valuation  known to the directors or officers of the Listed Issuer's material assets or its securities completed in the previous two years, together with a statement of where and when a copy of the appraisal or valuation may be inspected.

 N/A

8. Identify any persons acting jointly or in concert with the Listed Issuer in connection with the issuer bid or purchases of securities of the Listed Issuer in the previous twelve months, including a trustee or agent as described in Policy 6.10.

 N/A

9. Give details of any purchases by the Listed Issuer or persons acting jointly or in concert with the Listed Issuer of the securities that are the subject of the bid in the previous twelve months.

 N/A

10. Identify every director or senior officer of the Listed Issuer who intends to sell securities of the Listed Issuer during the course of the bid. Where their intention is known after reasonable inquiry, state the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the Listed Issuer in connection with the issuer bid or purchases of securities of the Listed Issuer in the previous twelve months, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities of the Listed Issuer during the course of the bid:

CSE FORM 17A - Notice of Normal Course Issuer Bid April 2023 Page 2

 To the knowledge of the Listed Issuer, no director, senior officer or other insider of the Listed Issuer currently intends to sell any Common Shares at the inception of the NCIB but such directors, senior officers, or other insiders of the Listed Issuer may sell Common Shares during the course of the NCIB, as their personal circumstances may require. If, during the course of the NCIB, the Listed Issuer becomes aware that directors, senior officers or other insiders intend to sell their Common Shares, then the Listed Issuer will not intentionally acquire such Common Shares pursuant to the NCIB.

11. Describe any direct or indirect benefits any person named in the previous section will receive from selling or not selling shares of the Listed Issuer during the bid. An answer is not required if the benefit will be the same as the benefit to any other shareholder who sells or does not sell during the bid.

 N/A

12. Where the Listed Issuer has a class of Restricted Securities, specify whether the bid includes a bid for Restricted Securities.

 N/A

Certificate

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

4. All of the information in this Form is true.

CSE FORM 17A - Notice of Normal Course Issuer Bid April 2023 Page 3

Dated November 18, 2024

Michael Kidd
Name of Director or Senior Officer

"Michael Kidd"
Signature

CFO
Official Capacity

CSE FORM 17A - Notice of Normal Course Issuer Bid April 2023 Page 4